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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


Commission File Number 1-13012

(Check One)

              [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K
              [X] Form 10-Q     [ ] Form N-SAR    [ ] Form N-CSR


                     For period ended September 30, 2004


[ ]     Transition Report on Form 10-K and Form 10-KSB

[ ]     Transition Report on Form 20-F

[ ]     Transition Report on Form 11-K

[ ]     Transition Report on Form 10-Q and Form 10-QSB

[ ]     Transition Report on Form N-SAR


For the transition period ended


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I

                             REGISTRANT INFORMATION


Full name of registrant:  H.E.R.C. PRODUCTS INCORPORATED

Former name if applicable:

Address of principal executive office (Street and number):  1420 Columbus Avenue

City, state and zip code:  Portsmouth, Virginia  23704



                                    PART II


                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


[X]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X]    (b)   The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


[ ]    (c)   The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.



                                    PART III

                                    NARRATIVE



     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     The Registrant requires additional time to complete segment reporting in order to comply with GAAP, and, as a result, the Registrant is unable to file its Form 10-QSB on the prescribed due date without unreasonable effort or expense.




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                                    PART IV


                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

          S. Steven Carl             (757) 393-0002
          ---------------     ---------------
          (Name)                (Area Code)(Telephone Number)


     (2)        Have all other periodic reports required under Section 13 or 15
          (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                 [X] Yes        [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                 [ ] Yes [X] No


          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         H.E.R.C. PRODUCTS INCORPORATED
                         -------- -------- ------------
                  (Name of Registrant as Specified in Charter)


          Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   November 10, 2004                         By: /s/ S. Steven Carl
                                                         ---------------
                                                  Chairman of the Board,
                                                  Chief Executive Officer,
                                                  and President



          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.






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